Exhibit 99.1

Smart Share Global Limited Announces Third Quarter 2021 Results

Number of POIs1 reached 820 thousand as of the end of the third quarter of 2021

Newly registered users2 were 17.9 million during the third quarter of 2021

SHANGHAI, China, November 30, 2021 (GLOBE NEWSWIRE) -- Smart Share Global Limited (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced its unaudited financial results for the quarter ended September 30, 2021.

HIGHLIGHTS FOR THE THIRD QUARTER OF 2021

•	As of September 30, 2021, the Company’s services were available in 820 thousand POIs, compared with 771 thousand as of June 30, 2021.

•	During the quarter, the Company launched its power bank optimization program that dynamically adjusts the suitable number of power banks in a given cabinet based on localized usage trends. As of September 30, 2021, the Company’s available-for-use power banks[3] were 5.8 million, compared with 6.0 million as of June 30, 2021.

•	As of September 30, 2021, cumulative registered users reached 273.0 million, with 17.9 million newly registered users acquired during the quarter.

“The challenges set forth by the ongoing regional COVID-19 outbreaks in China have brought challenges to our operations during the third quarter and will continue to impact the fourth quarter,” said Mars Guangyuan Cai, Chairman and Chief Executive Officer. “The outbreaks have country-wide impact as both affected and unaffected regions alike have experienced decreases in offline foot traffic and spending, resulting in a decline in traffic to our location partners. During these periods of volatility and external impact, we will dedicate more time to optimizing our internal management and operational structures in preparation for the eventual recovery from COVID-19.”

“To better navigate ourselves during these special times, we have implemented a number of key initiatives to lessen our exposure to the volatility in offline foot traffic as a result of the COVID-19 outbreaks,” said Peifeng Xu, Chief Operating Officer. “By accelerating the coverage of key accounts, launching new network partner campaigns and optimizing incentive fee structures for location partners, we believe we can come out of these challenging times as the clear market leader in China’s mobile device charging industry, similar to how we overcame the challenges during the initial outbreak of COVID-19 in early 2020.”

“The COVID-19 outbreaks have brought us short-term challenges financially, but we believe our efforts at optimizing our operations and controlling costs will alleviate the impact,” said Maria Yi Xin, Chief Financial Officer. “We will leverage our healthy cash reserve to continue strengthening our competitive advantages and expanding our coverage of high-quality location partners. Once COVID-19 outbreaks are fully contained in China, our competitive advantages will position us to capture the long-term growth in China’s mobile device charging service industry. ”

1 The Company defines number of points of interests, or POIs, as of a certain day as the total number of unique locations whose proprietors (location partners) have entered into contracts with the Company or its network partners on that day.

2 The Company defines cumulative registered users as the total number of users who have agreed to register their mobile phone numbers with the Company via its mini programs since inception, and the number of cumulative registered users of the Company on a certain date is the number of unique mobile phone numbers that have been registered with the Company since inception on that date.

3 The Company defines available-for-use power banks as of a certain date as the number of power banks in circulation on that day.

FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2021

Revenues were RMB930.0 million (US$144.3 million4) for the third quarter of 2021, representing a 0.6% increase from the same period in 2020. The increase was primarily due to the increase in revenues from power bank sales and other revenues.

•	Revenues from mobile device charging business was RMB895.4 million (US$139.0 million) for the third quarter of 2021, compared to RMB895.5 million in the same period of 2020. The decrease was primarily attributable to the impact of COVID-19 during the third quarter of 2021.

•	Revenues from power bank sales increased by 14.0% to RMB27.4 million (US$4.3 million) for the third quarter of 2021 from RMB24.0 million in the same period of 2020. The increase was primarily attributable to the increase in available-for-use power banks and the number of customers that purchased the power banks.

•	Revenues from other revenues, which mainly comprise of revenue from adverting services, increased by 47.5% to RMB7.2 million (US$1.1 million) for the third quarter of 2021 from RMB4.9 million in the same period of 2020. The increase was primarily attributable to the increase in users, advertisement efficiency and new business initiatives.

Cost of revenues increased by 20.6% to RMB139.8 million (US$21.7 million) for the third quarter of 2021 from RMB115.9 million in the same period last year. The increase of cost of revenues was primarily due to the increase in operational scale resulting in increases in depreciation and maintenance cost.

Research and development expenses increased by 66.2% to RMB29.1 million (US$4.5 million) for the third quarter of 2021 from RMB17.5 million in the same period last year. The increase was primarily due to the increase in personnel related expenses.

Sales and marketing expenses increased by 23.8% to RMB814.0 million (US$126.3 million) for the third quarter of 2021 from RMB657.4 million in the same period last year. The increase was primarily due to the increase in incentive fees paid to location partners and network partners resulting from the expansion of POI coverage and the increase in personnel related expenses.

General and administrative expenses increased by 68.2% to RMB32.0 million (US$5.0 million) for the third quarter of 2021 from RMB19.0 million in the same period last year. The increase was primarily due to the increase in personnel related expenses.

Loss from operations for the third quarter of 2021 was RMB82.3 million (US$12.8 million), compared to an income from operations of RMB120.1 million in the same period last year. The loss from operations was primarily attributable to the impact of regional COVID-19 outbreaks in China.

Net loss for the third quarter of 2021 was RMB79.4 million (US$12.3 million), compared to a net income of RMB108.6 million in the same period last year.

Adjusted net loss5 for the third quarter of 2021 was RMB73.0 million (US$11.3 million), compared to an adjusted net income of RMB120.2 million in the same period last year.

Net loss attributable to ordinary shareholders for the third quarter of 2021 was RMB79.4 million (US$12.3 million), compared to a net loss attributable to ordinary shareholders of RMB972.4 million in the same period last year.

4 The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2021, which was RMB6.4434 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

5 See the sections entitled “Non-GAAP Financial Measure” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” in this press release for more information.

As of September 30, 2021, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB2.9 billion (US$443.9 million).

Business Outlook

For the fourth quarter of 2021 ending December 31, 2021, the Company expects to generate RMB800 million to RMB830 million of revenues. This forecast considers the potential impact of the ongoing COVID-19 outbreaks and reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly as to the potential impact of COVID-19 on the economy in China.

Conference Call Information

The company will hold a conference call at 8:00 A.M. Eastern Time on Tuesday, November 30, 2021 (9:00 P.M. Beijing Time on Tuesday, November 30, 2021) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+65-6780-1201
United States:	+1-332-208-9458
Mainland China:	+86-400-820-6895
China Hong Kong:	+852-3018-8307

Conference ID / Passcode:	9313709

Participants may also access the call via webcast: https://edge.media-server.com/mmc/p/ak28aopa

A telephone replay will be available through December 7, 2021. The dial-in details are as follows:

International:	+61-2-8199-0299
United States:	+1-855-452-5696
Mainland China:	+86-400-632-2162
China Hong Kong:	+852-3051-2780

Access Code:	9313709

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.enmonster.com/

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The company is the largest provider of mobile device charging service in China with the number one market share. The company provides mobile device charging service through its power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of September 30, 2021, the company had 5.8 million power banks in 820,000 POIs across more than 1,700 counties and county-level districts in China.

Contact Us

Investor Relations

Hansen Shi

ir@enmonster.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission ("SEC"), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Energy Monster’s strategies; its future business development, financial condition and results of operations; the impact of technological advancements on the pricing of and demand for its services; competition in the mobile device charging service industry; Chinese governmental policies and regulations affecting the mobile device charging service industry; changes in its revenues, costs or expenditures; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

NON-GAAP FINANCIAL MEASURE

In evaluating its business, the Company considers and uses non-GAAP adjusted net income/(loss) in reviewing and assessing its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that this non-GAAP financial measure helps identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP, and have limitations as analytical tools. The Company’s non-GAAP financial measure does not reflect all items of expenses that affect its operations and does not represent the residual cash flow available for discretionary expenditures. Further, the Company’s non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling its non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating performance. Investors and others are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses and change in fair value of warrant liabilities in connection with a warrant to purchase Series A-1 Preferred Shares at a fixed price provided to one of the Company’s shareholders. For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Smart Share Global Limited

Unaudited Consolidated Balance Sheets

(In thousands, except share and per share data, unless otherwise noted)

	December 31, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,252,493	2,222,387	344,909
Restricted cash	51,008	49,893	7,743
Short-term investments	170,552	587,962	91,250
Accounts receivable, net	18,743	14,310	2,221
Notes receivable	-	2,561	397
Inventory	-	3,959	614
Prepayments and other current assets	253,020	484,394	75,177

Total current assets	1,745,816	3,365,466	522,311

Non-current assets:
Long-term restricted cash	-	20,000	3,104
Property, equipment and software, net	963,453	971,202	150,728
Long-term prepayments to related parties	23,591	20,166	3,130
Other non-current assets	52,775	174,763	27,123

Total non-current assets	1,039,819	1,186,131	184,085

Total assets	2,785,635	4,551,597	706,396

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' (DEFICIT)/EQUITY
Current liabilities:
Short-term borrowings	24,500	-	-
Accounts and notes payable	406,760	543,755	84,389
Amounts due to related parties-current	77,939	64,079	9,945
Salary and welfare payable	72,436	118,250	18,352
Taxes payable	7,134	8,855	1,374
Financing payable-current	46,854	63,154	9,801
Accruals and other current liabilities	219,210	250,707	38,910

Total current liabilities	854,833	1,048,800	162,771

Non-current liabilities:
Financing payable-non-current	197,297	122,568	19,022
Amounts due to related parties-non-current	1,000	1,000	155
Deferred tax liabilities, net	33,891	34,445	5,346

Total non-current liabilities	232,188	158,013	24,523

Total liabilities	1,087,021	1,206,813	187,294

MEZZANINE EQUITY
Mezzanine equity	5,137,874	-	-

SHAREHOLDERS' (DEFICIT)/EQUITY
Ordinary shares	83	347	54
Additional paid-in capital	-	11,792,101	1,830,105
Statutory reserves	16,593	16,592	2,575
Accumulated other comprehensive income	201,823	75,253	11,679
Accumulated deficit	(3,657,759)	(8,539,509)	(1,325,311)

Total shareholders' (deficit)/equity	(3,439,260)	3,344,784	519,102

Total liabilities, mezzanine equity and shareholders' (deficit)/equity	2,785,635	4,551,597	706,396

Smart Share Global Limited

Unaudited Consolidated Statements of Comprehensive Income/(Loss)

(In thousands, except share and per share data, unless otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Mobile device charging business	895,520	895,398	138,964	1,818,839	2,643,725	410,300
Power bank sales	24,044	27,419	4,255	52,185	83,984	13,034
Others	4,858	7,166	1,112	12,209	21,505	3,338

Total revenues	924,422	929,983	144,331	1,883,233	2,749,214	426,672

Cost of revenues	(115,937)	(139,798)	(21,696)	(320,514)	(403,107)	(62,561)
Research and development expenses	(17,529)	(29,138)	(4,522)	(50,492)	(70,270)	(10,906)
Sales and marketing expenses	(657,382)	(813,979)	(126,328)	(1,444,909)	(2,246,695)	(348,682)
General and administrative expenses	(18,994)	(31,953)	(4,959)	(55,411)	(87,457)	(13,573)
Other operating income	5,533	2,610	405	18,173	18,725	2,906

Income/(loss) from operations	120,113	(82,275)	(12,769)	30,080	(39,590)	(6,144)

Interest and investment income	2,390	5,832	905	6,064	15,182	2,356
Interest expense to third parties	(10,312)	(9,766)	(1,516)	(28,823)	(30,378)	(4,715)
Interest expense to a related party	(414)	-	-	(690)	-	-
Foreign exchange gain/(losses), net	-	874	136	(485)	(1,157)	(180)
Other income/(loss), net	226	10	2	566	(192)	(30)
Change in fair value of warrant liabilities	(3,072)	-	-	(5,329)	-	-

Income/(loss) before income tax expense	108,931	(85,325)	(13,242)	1,383	(56,135)	(8,713)

Income tax (expense)/benefit	(283)	5,882	913	(283)	-	-

Net income/(loss)	108,648	(79,443)	(12,329)	1,100	(56,135)	(8,713)

Accretion of convertible redeemable preferred shares	(1,081,058)	-	-	(1,886,036)	(4,729,719)	(734,041)
Deemed dividend to preferred shareholders	-	-	-	-	(104,036)	(16,146)
Net loss attributable to ordinary shareholders of Smart Share Global Limited	(972,410)	(79,443)	(12,329)	(1,884,936)	(4,889,890)	(758,900)

Net income/(loss)	108,648	(79,443)	(12,329)	1,100	(56,135)	(8,713)

Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil tax	101,640	6,830	1,060	82,350	(126,570)	(19,643)

Total comprehensive income/(loss)	210,288	(72,613)	(11,269)	83,450	(182,705)	(28,356)

Accretion of convertible redeemable preferred shares	(1,081,058)	-	-	(1,886,036)	(4,729,719)	(734,041)
Deemed dividend to preferred shareholders	-	-	-	-	(104,036)	(16,146)
Comprehensive loss attributable to ordinary shareholders of Smart Share Global Limited	(870,770)	(72,613)	(11,269)	(1,802,586)	(5,016,460)	(778,543)

Weighted average number of ordinary shares used in computing net loss per share
- basic and diluted	49,939,068	518,856,846	518,856,846	49,939,068	368,851,671	368,851,671

Net loss per share attributable to ordinary shareholders
- basic and diluted	(19.47)	(0.15)	(0.02)	(37.74)	(13.26)	(2.06)

Net loss per ADS attributable to ordinary shareholders
- basic and diluted	-	(0.30)	(0.04)	-	(26.52)	(4.12)

Smart Share Global Limited

Unaudited Reconciliation of  GAAP and Non-GAAP Results

(In thousands, except share and per share data, unless otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss)	108,648	(79,443)	(12,329)	1,100	(56,135)	(8,713)
Add:
Share-based compensation	8,501	6,425	997	21,506	23,511	3,649
Change in fair value of warrant liabilities	3,072	-	-	5,329	-	-
Adjusted net income/(loss) (non-GAAP)	120,221	(73,018)	(11,332)	27,935	(32,624)	(5,064)